I, Wilder Rumpf, certify that:

(1) the financial statements of FinTron LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of FinTron LLC included in this Form reflects accurately the information reported on the tax return for FinTron LLC filed for the fiscal year ended 12/31/2020.

Signature

Wilder Rumpf

Wilder Rumpf
CEO

07/20/2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.